Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Microsoft Corp
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Microsoft Corp (MSFT)
Vote Yes: Item 9 – Report on Assessing Systemic Climate Risk from Retirement Plan Options

Annual Meeting: December 7, 2023

CONTACT: Grant Bradski | gbradski@asyousow.org

THE RESOLUTION

Resolved: Shareholders request Microsoft publish a report, at reasonable expense and omitting confidential information, disclosing how the Company is protecting Plan beneficiaries with a longer investment time horizon from the increased future portfolio risk created by present-day investments in high-carbon companies.

Supporting Statement: The report should include, at the Board discretion, an analysis of:

•	The degree to which carbon-intensive investments in the Company’s current retirement options contribute to greater beneficiary risk and reduced Plan performance over time; and

•	Whether carbon-intensive investments in Plan investment options put younger beneficiaries’ savings at greater risk than participants closer to retirement.

SUMMARY

The economic consequences of climate change present two-fold material risks to retirement plan beneficiaries, particularly those with retirement dates more than a decade out. On the one hand, investments in carbon- and deforestation-intensive industries contribute to portfolio-wide, systemic risk to beneficiaries’ investments, such as the risk stemming from physical impacts on infrastructure, supply chains, and resource availability. On the other, investments in those industries are themselves especially subject to long-term financial losses associated with stranded assets, transition costs, and inaccurate valuations. These risks add up; estimates suggest that, in the absence of mitigation in line with the Paris Agreement, climate change will likely result in an 11% to 14% decline in global GDP.1 This will have portfolio-wide consequences to employees saving for retirement.

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1 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

2023 Proxy Memo Microsoft Corp | Report on Assessing Systemic Climate Risk from Retirement Plan Options

As both private actors and governments increase efforts to respond to and mitigate climate change, shifting regulatory and business environments will result in increasing transition costs, exacerbating the financial risk faced by plan beneficiaries whose assets have not been responsibly managed in light of these risks. Because the physical, financial, and transition risks associated with a warming climate are expected to increase over time, younger plan beneficiaries with longer investment time horizons can be expected to face higher climate-related risks than beneficiaries closer to retirement.

This Proposal requests that Microsoft assess and report on how the Company is protecting Plan beneficiaries with a longer investment time horizon from the increased future portfolio risk created by present-day investments in high-carbon companies. Twenty-six percent of the Plan’s assets — that is, the deferred wages of Microsoft workers — is invested in the Plan’s target date funds, which have significant exposure to high-carbon industries and industries that contribute substantially to deforestation. These investments are doubly imprudent, as they contribute to systemic climate risk while also being poor long-term investments for younger beneficiaries. The Company’s failure to adequately manage climate risk in connection with its 401(k) Plan (“the Plan”) therefore has the potential to harm beneficiaries, especially younger beneficiaries. This, in turn, may make it more difficult for Microsoft to attract and retain top talent, while also undermining the reputational benefits associated with the Company’s efforts to address operational and supply chain climate impacts. It also exposes the Company to potential litigation risk.

Simply put: climate change threatens workers’ life savings. The responsible stewardship of employee retirement plans demands active consideration and management of the Plan’s contribution to systemic climate risk over different time horizons, as required by beneficiaries’ best interests. Under federal law, the Board has a fiduciary responsibility to oversee the management of the plan. The Company must demonstrate that it is actively safeguarding employee financial security over time by mitigating climate change-related financial and economic risk as part of a prudently constructed lineup of funds.

RATIONALE FOR A YES VOTE

1.	The Company’s 401(k) Plan’s investments in high-carbon and deforestation-intensive industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.

2.	The climate risk generated by the Company’s retirement plan investments creates reputational risk by undermining the Company’s credibility on climate issues and may make it difficult to attract and retain top talent.

3.	The Company’s failure to clearly address the contribution to systemic climate risk from its retirement plans may violate its fiduciary obligation to manage those plans in the best interests of its beneficiaries.

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2023 Proxy Memo Microsoft Corp | Report on Assessing Systemic Climate Risk from Retirement Plan Options

DISCUSSION

1.	The Company’s 401(k) Plan’s investments in high-carbon and deforestation-intensive industries create climate risk, which threatens workers’ life savings, particularly those with retirement dates more than a decade out.

According to recent analysis by As You Sow, Microsoft’s 401(k) Plan invests as much as $2 billion in high-carbon industries, or 4% of total assets in Plan fund options (excluding assets invested in the employee stock option plan and the self-directed brokerage window).2 The Plan, in the aggregate, also invests more than $93 million in deforestation-risk agricultural commodities.3

Microsoft offers Plan participants BlackRock LifePath Index series funds, which collectively hold the largest segment — 26% – of Plan assets.4 Target Date Funds (“TDFs”) are an attractive option for Plan administrators and Plan participants because they shift the responsibility of reallocating the portfolio over time to the fund manager. However, according to a recent report, TDFs have a 16% higher weighted average carbon intensity relative to all sampled retirement plans.5 True to form, the BlackRock LifePath Index series funds invest significantly in carbon polluters.6

Such investments introduce climate risk into the Plan’s portfolio in mutually reinforcing ways. As the nonpartisan Government Accountability Office (“GAO”) explains, “Retirement plans are subject to both physical and transition risks from climate change.”7 In terms of physical risk, companies can suffer short-term losses from the increased occurrence of catastrophic storms, floods, droughts, and wildfires, whether from direct impacts on physical infrastructure or from disruptions to supply chains. Physical climate risk also includes longer-term losses from the deleterious effect of intensifying climate impacts on a company’s operations over time, such as changing agricultural or weather patterns. Transition risk, meanwhile, includes costs associated with a company’s failure to appropriately anticipate and plan for “the policy, legal, technological, and market changes needed to transition to a lower-carbon economy.”8

These risks add up. The present and future impacts of climate change can endanger the full range of beneficiaries’ retirement savings. A 2021 Swiss Re report calculated that climate change would result in an 11% to 14% decline in global GDP by 2050, with the impact rising to an 18% decline in the absence of action or falling to 4% with aggressive mitigation.9 A report from the Climate Disclosure Project indicates that 215 of the largest global companies report almost USD $1 trillion at risk from climate impacts, with many losses to hit within the next five years, and a potential $250 billion in losses due to the write-offs of assets.10 The federal government’s Fourth National Climate Assessment, published in 2018, estimates annual losses of hundreds of billions of dollars in some sectors.11 A recent study found that the rosy assumptions made in economic studies behind many of the models used by investment consultants for retirement plans are at odds with the scientific literature on the impact of these levels of warming.12

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2 https://investyourvalues.org/retirement-plans/microsoft

3 https://investyourvalues.org/retirement-plans/microsoft

4 https://investyourvalues.org/retirement-plans/microsoft

5 https://iyv-charts.s3.us-west-2.amazonaws.com/files/U.S.+Retirement+Carbon+Footprint+Report.pdf

6 https://fossilfreefunds.org/fund/blackrock-lifepath-index-2050-fund/LIPKX/fossil-fuel-investments/FSUSA0BDPU/F00000MAPG

7 https://www.gao.gov/assets/gao-21-327.pdf

8 https://www.gao.gov/assets/gao-21-327.pdf

9 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

10 https://www.cdp.net/en/articles/media/worlds-biggest-companies-face-1-trillion-in-climate-change-risks

11 https://nca2018.globalchange.gov/

12 https://carbontracker.org/reports/loading-the-dice-against-pensions/

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2023 Proxy Memo Microsoft Corp | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Similarly, high-carbon investments can be a risk in the short term. One study cited by the GAO noted that investments in oil, coal, and gas could experience a decrease in annual returns of 9% through 2050, while annual returns in electric utilities could decline by about 3% over the same timetable.13 In fact, as noted by Bloomberg, investing in renewable power stocks beat a high-carbon strategy by more than threefold in the last decade.14

The transition to a carbon-free economy is underway, with more than 80% of new electrical capacity in 2021 coming from renewable sources.15 As companies and governments take increasingly aggressive steps to respond to climate change, transition costs will increase over time. Failure by Plan fiduciaries to effectively manage climate risk in investing will endanger beneficiaries’ life savings, particularly those with longer investment time horizons. A 2022 Schroders survey found that 78% of retirement investors “believe that companies that are socially responsible (ESG focused) will have better results over time than companies not socially responsible.”16

The Plan’s investments also create climate risk in a more insidious form—investments in high-carbon companies contribute to and lock in future climate change. High-carbon investments are thus likely to disproportionately impact younger employees who will not access retirement funds for decades. Tax-deferred retirement vehicles like 401(k)s carry tax penalties designed to discourage participants from withdrawing funds prior to age 59½ or 60, meaning they are structurally designed as long-term investment vehicles for younger workers. A 30-year-old worker contributing to their employer-offered defined-contribution plan can usually expect to have their funds invested for at least 30 years. As high-carbon investments increase systemic climate risk over time, retirement portfolios face the likelihood of diminishing returns, harming younger workers proportionally more than workers who will access retirement savings in the shorter term. It is unsurprising, therefore, that those with the most at stake—plan beneficiaries—overwhelmingly favor responsible management of climate risk in their retirement portfolios.17

2.	The climate risk generated by the Company’s retirement plan investments creates reputational risk by undermining the Company’s credibility on climate issues and may make it difficult to attract and retain top talent.

Microsoft has announced ambitious operational climate goals, including a commitment to become carbon negative by 2030, reduce scope 1 and 2 emissions to near-zero by the middle of the decade, and reach 100% renewable energy by 2025.18 These commitments, and the action the Company has taken towards fulfilling them, have led to tremendous positive recognition, including a Climate Action Award from the United Nations and positive press.19 Not only do the Company’s 401(k) Plan’s carbon-intense investments directly undermine this work, they also risk the loss of the Company’s hard-earned reputation for climate leadership.

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13 https://www.gao.gov/assets/gao-21-327.pdf

14 https://www.bloomberg.com/news/articles/2021-03-18/renewable-returns-tripled-versus-fossil-fuels-in-last-decade#xj4y7vzkg

15 https://www.nytimes.com/2022/10/25/climate/energy-transition-solar-wind.html

16 https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

17 See https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

18 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RE4RwfV#page=15

19 https://unfccc.int/climate-action/un-global-climate-action-awards/climate-neutral-now/microsoft-carbon-negative-goal; E.g., https://www.vox.com/energy-and-environment/2020/7/30/21336777/microsoft-climate-change-goals-negative-emissions-technologies

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2023 Proxy Memo Microsoft Corp | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Increasing public attention is being paid to the contribution of employee retirement plans’ investments to climate change. A recent Bloomberg report noted that, as of September 2022, 1,500 institutions, representing more than $40 trillion in assets, had committed to reducing exposure to investments in high-carbon industries.20 These include commitments to sell billions of dollars of existing holdings in high-carbon industries from prominent employee retirement funds in New York City,21 Maine,22 and New York state.23 The University of California Retirement Savings Program, which holds $168 billion in assets under management for more than 300,000 participants, has also moved to sell existing holdings and make no future investments in high-carbon industries, citing “long term financial risk” and the expectation that this decision will “have a positive financial and risk-reducing impact on fund performance in the long run.”24 In October 2022, the Chicago Public School Teachers’ Pension & Retirement Fund, which has about 5% of its portfolio invested in fossil fuel industries, announced its plans to sell holdings in high-carbon industries.25

As concern over high-carbon investments becomes increasingly salient, the Company must begin addressing its 401(k) Plan’s continued contributions to climate change or risk negative effects to its reputation, its Plan returns, its employees’ futures, consumer retention, and employee recruitment and retention.

A recent Gallup poll found that “70 percent of U.S. workers said that a firm's environmental record is important to them and is a consideration when deciding whether to take a job with a company.”26 Three-quarters of US employees are concerned about climate change, and more than half would consider resigning from a job if the company’s values did not match their own, numbers that rise among younger workers.27 In the increasingly competitive employee retention and recruitment landscape, companies are identifying new ways to engage and retain top talent by appealing to the values and interest of the workforce. Interest in sustainable investing is at an all-time high, with 80% of individual investors focused on sustainable investments.28 This number is even higher among millennials, with a staggering 99% interested in this type of investing.29 As Millennials make up the largest generation in the workforce,30 appealing to this demographic is important for companies who want to attract top talent.

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20 https://www.bloomberg.com/news/features/2022-10-20/how-to-purge-fossil-fuel-investments-from-your-401-k-or-ira#xj4y7vzkg

21 https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-trustees-announce-successful-3-billion-divestment-from-fossil-fuels/

22 https://www.reuters.com/business/sustainable-business/new-maine-law-marks-us-first-fossil-fuel-divestment-2021-06-17/

23 https://www.nytimes.com/2020/12/09/nyregion/new-york-pension-fossil-fuels.html

24 https://myucretirement.com/Resource/2312

25 https://ctpf.org/news/chicago-teachers-pension-fund-ctpf-commits-divestiture-fossil-fuel-holdings-andor-investing

26 https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/climate-change-branding-can-lift-recruitment-and-retention.aspx

27 https://www.paulpolman.com/wp-content/uploads/2023/02/MC_Paul-Polman_Net-Positive-Employee-

Barometer_Final_web.pdf

28 https://www.morganstanley.com/press-releases/sustainable-signals

29 https://www.morganstanley.com/press-releases/sustainable-signals

30 https://www.pewresearch.org/fact-tank/2018/04/11/millennials-largest-generation-us-labor-force/

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2023 Proxy Memo Microsoft Corp | Report on Assessing Systemic Climate Risk from Retirement Plan Options

For companies attempting to retain top talent, 40% of respondents in a 2022 Schroders study said that when an ESG investment option is added to a defined-contribution plan it improves how they view their employer.31 The study also found that nearly three-in-four plan participants (74%) said they would or might increase their overall contribution rate if offered ESG options. An overwhelming majority of consumers, too, expect corporations to address their impacts on the climate and, especially among younger consumers, are prepared to enforce that expectation with their purchasing power.32 Addressing climate risk in the Company’s retirement plan is therefore critical to protecting Microsoft’s reputation among both consumers and present and potential employees.

3.	The Company’s failure to clearly address the contribution to systemic climate risk from its retirement plans may violate its fiduciary obligation to manage those plans in the best interests of its beneficiaries.

The Company’s failure to properly manage climate risk by mitigating investments in high-carbon industries could constitute a failure to manage its Plan in the best interest of the its beneficiaries. In particular, as described above, carbon-intense investments create risk and may sacrifice long-term value. As New York Comptroller Thomas DiNapoli explained when announcing the state’s plan to enforce a carbon-neutrality mandate, “investing for the low-carbon future is essential to protect the fund’s long-term value.”33

Consideration of the differential impact of climate risk to beneficiaries is necessary, because climate risk is a material risk. According to a report from the U.S. Commodity Futures Trading Commission, an independent federal agency, in September 2020: "Fiduciary duty requires the assessment of material risks and the management of these risks on behalf of stakeholders in keeping with their stated long-term goals, and climate risk is increasingly being recognized as one such risk” (emphasis added).34 Ultimately, the Company’s own operational climate goals make it perfectly clear that the Company considers climate risk to be material, and the law requires consideration of material risk. It is by failing to address climate risk to the Plan’s full range of beneficiaries that the Company exposes itself to potential legal liability, not by addressing this material risk. For example, in 2020, a lawsuit was filed in Australia by an employee who claimed his pension fund did not adequately disclose or assess the effect of climate change on its investments.35 Recently in the UK, ExxonMobil was fined for failing to disclose climate-related impacts and risks stemming from its pension plan.36 It may only be a matter of time until similar legal developments occur in the United States.

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31 https://www.schroders.com/en-us/us/institutional/clients/defined-contribution/schroders-us-retirement-survey/sustainability/

32 https://www.oliverwymanforum.com/climate-sustainability/2021/apr/consumers-want-companies-to-take-a-stand-on-climate.html

33 https://content.govdelivery.com/accounts/NYOSC/bulletins/2b0442d

34 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf

35 https://www.plansponsor.com/pension-fund-climate-change-lawsuit-settles/

36 https://www.edie.net/exxonmobil-pension-plan-fined-for-failure-to-disclose-climate-risks/?utm_campaign=P%26P%20%7C%20ESG%20Monitor%20Analytics&utm_medium=email&_hsmi=276597309&_hsenc=p2ANqtz-9kN88Pbkwp57mHvfyuJzBBpiKuik1-WrETc7P35QksodM6QqxDPgyWKpnPCMy-LuKunu1u2OCd_05mCcNBmaki4QDk8w&utm_content=276597309&utm_source=hs_email

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2023 Proxy Memo Microsoft Corp | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Recent changes to federal law confirm the necessity of addressing material climate risk in retirement plans. The Department of Labor recently finalized regulations under the Employee Retirement Income Security Act, which “empower plan fiduciaries to safeguard the savings of America's workers by clarifying that fiduciaries may consider climate change and other environmental, social, and governance (ESG) factors when they make investment decisions.”37 The rule additionally makes clear that “a fiduciary's duty of prudence must be based on factors that the fiduciary reasonably determines are relevant to a risk and return analysis and that such factors may include the economic effects of climate change.”38 In short, this new rule acknowledges that ESG factors may constitute material economic considerations, and therefore confirms the authority of plan administrators to consider climate change as a risk factor when selecting plan investment options, including default options.

Importantly, plan fiduciaries and beneficiaries need not choose between maximizing returns and managing climate risk. A metanalysis of evidence from more than 2,000 empirical studies concluded that “90% of all studies showed a non-negative relationship, indicating that the inclusion of ESG factors did not affect performance. In fact, most of the studies reported a positive relationship, indicating that ESG criteria improved market performance.”39 Additionally, key findings from a recent Morgan Stanley study of nearly 11,000 mutual funds demonstrate that there is no financial tradeoff in the returns of sustainable funds and traditional funds. In the Morgan Stanley analysis, no consistent or statistically significant difference in total returns existed between ESG-focused and traditional mutual funds and ETFs. In fact, sustainable funds may offer lower market risk—sustainable funds experienced a 20% smaller downside deviation than traditional funds, a consistent and statistically significant finding.40 Accordingly, assessing and mitigating participants’ exposure to climate-related financial risk is directly related to participants’ goals of maximizing financial benefit and minimizing risk.

RESPONSE TO MICROSOFT’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board’s statement in opposition to the Proposal is unpersuasive.

First, the Board argues that “the Microsoft 401(k) plan offers a carefully curated and closely monitored investment lineup, in accordance with the strict fiduciary requirements imposed by the Employee Retirement Income Security Act of 1974 (“ERISA”), as implemented by Department of Labor regulations and guidance.” As stated above, the Department of Labor has explicitly identified the economic effects of climate change as a legitimate subject of fiduciary attention when managing retirement plans. And the prevalence of climate-risk mitigation strategies among institutional asset owners, including managers of defined contribution plans like the Company’s 401(k), demonstrates that there is no conflict between fiduciary duty and climate-risk mitigation. The Proposal simply requests that the Board report on the Company’s management of this risk.

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37 https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/resource-center/fact-sheets/final-rule-on-prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

38 https://www.dol.gov/agencies/ebsa/about-ebsa/our-activities/resource-center/fact-sheets/final-rule-on-prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights

39 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2699610

40 https://www.morganstanley.com/content/dam/msdotcom/ideas/sustainable-investing-offers-financial-performance-lowered-risk/Sustainable_Reality_Analyzing_Risk_and_Returns_of_Sustainable_Funds.pdf

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2023 Proxy Memo Microsoft Corp | Report on Assessing Systemic Climate Risk from Retirement Plan Options

Second, the Board asserts in its statement of opposition that “nearly all of the investment managers for funds offered in the Microsoft 401(k) plan’s core lineup are signatories to the UN Principles on Responsible Investment, and all plan investments already incorporate ESG factors into their investment process and practices.” However, this does not equate to actual climate-related financial risk reduction in the Plan’s current options, which are broadly index funds that do not consider or integrate climate risk reduction measures. As described above, 26% of the Plan’s assets are in target-date funds with relatively high concentrations of carbon- and deforestation-intensive investments.

Furthermore, the Board states, “the Microsoft 401(k) plan’s self-directed brokerage window offers hundreds of ESG-themed options." The existence of alternative investment options is irrelevant to the Proposal, which is focused solely on how the Company is protecting Plan beneficiaries with a longer investment time horizon from the increased future portfolio risk created by present-day investments in high-carbon companies. Additionally, the existence of a self-directed brokerage window is little more than an ineffective delegation to the Plan’s beneficiaries of the Company’s responsibility to manage the material risks of climate change. Self-directed options are rarely used; a Vanguard analysis of more than 4.7 million defined contribution plan participants across its business found that, “in plans offering a self-directed brokerage feature, only 1% of these participants used the feature in 2020,” representing only 2% of total plan assets.41 Moreover, relying on self-direction can harm participants. The GAO has noted significant misallocation and lack of diversification among self-directed 401(k) investors.42

Finally, the Board states, “the requested report would require an unnecessary expenditure of company resources, and would not affect the menu of funds actually available for selection in the plan.” As indicated earlier, altering the current menu of funds is irrelevant to the Proposal, which is focused solely on how the Company is protecting Plan beneficiaries with a longer investment time horizon from the increased future portfolio risk created by present-day investments in high-carbon companies. Additionally, given the potential legal liability the Company faces if it fails to manage climate risk in the Plan, the costs and resources associated with producing such a report constitute a valuable investment.

CONCLUSION

Through significant investments in high-carbon and deforestation-intensive industries, Microsoft’s 401(k) plan generates systemic climate risk, particularly to younger beneficiaries with longer investment time horizons. The responsible stewardship of employee retirement plans demands active consideration and management of this risk, as required by beneficiaries’ best interests. Vote “Yes” on this Shareholder Proposal #9.

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For questions, please contact Grant Bradski, As You Sow, gbradski@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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41 https://institutional.vanguard.com/content/dam/inst/vanguard-has/insights-pdfs/21_CIR_HAS21_HAS_FSreport.pdf

42 https://www.gao.gov/assets/gao-14-310.pdf

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